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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                Amendment No. 4

                                       to

                                  SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             Protocol Systems, Inc.
                       (Name of Subject Company (Issuer))

                      Welch Allyn Acquisition Corporation
                               Welch Allyn, Inc.
                      (Names of Filing Persons (Offerors))

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   74371R106
                     (CUSIP Number of Class of Securities)

                             M. Jack Rudnick, Esq.,
                       Vice President and General Counsel
                               Welch Allyn, Inc.
                             4341 State Street Road
                       Skaneateles Falls, New York 13153
                                 (315) 685-2500

                                 With copy to:

                             Ronald C. Berger, Esq.
                          Bond, Schoeneck & King, LLP
                               One Lincoln Center
                         Syracuse, New York 13202-1355
                                 (315) 422-0121
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                August 3, 2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender-offer subject to Rule 13e-4.
[_]going private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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   Welch Allyn Acquisition Corporation (the "Purchaser") and Welch Allyn, Inc.
hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on June 7, 2000 and subsequently amended on June 22, 2000, July 6, 2000 and July 13, 2000, with respect to the cash tender offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share, of Protocol Systems, Inc. Capitalized terms used, but not defined, herein have the respective meanings assigned to such terms in the Statement.

Item 11. Additional Information

   The subsequent offering period for the Offer expired at 12:00 midnight, New York City time, on Wednesday, August 2, 2000. Including the Shares accepted for payment by the Purchaser during the initial offering period of the Offer which expired at 12:00 midnight, New York City time, on Wednesday, July 12, 2000, an aggregate of approximately 8,734,000 Shares of the Company's Common Stock (or approximately 96% of the outstanding Shares) were validly tendered and accepted for payment by the Purchaser. In addition, the Depositary has received Notices of Guaranteed Delivery with respect to approximately 2,000 Shares of Common Stock (or less than 0.1% of the outstanding Shares).

Item 12. Exhibits.

 *(a)(1)  Offer to Purchase.

 *(a)(2)  Letter of Transmittal.

 *(a)(3)  Notice of Guaranteed Delivery.

 *(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.

 *(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

 *(a)(6)  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

 *(a)(7)  Summary Advertisement dated June 7, 2000.

 *(a)(8)  Joint Press Release dated May 25, 2000, issued by the Company and
          Parent (incorporated herein by reference to the Tender Offer
          Statement on Schedule TO filed with the Securities and Exchange
          Commission on May 25, 2000 by the Purchaser and Parent).

 *(a)(9)  Joint Press Release dated June 22, 2000 issued by the Company and
          Parent.

 *(a)(10) Press Release dated July 6, 2000 issued by Parent.

 *(a)(11) Press Release dated July 13, 2000 issued by Parent.

 *(b)(1)  Agreement, dated as of May 18, 2000, by and between Parent and Bank
          One, NA concerning a $40 million bridge loan.

 *(b)(2)  $40 million Master Note (Fixed and Floating Rates), dated May 18,
          2000, made by Parent.

 *(d)(1) Agreement and Plan of Merger, dated as of May 24, 2000, by and among the Purchaser, Parent and the Company (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2000 by the Company
          (Commission File No. 0-19943)).

 *(d)(2) Confidentiality Agreement, dated as of March 9, 2000, between Parent and the Company (incorporated herein by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 7, 2000 by the Company ("Schedule 14D-9")).

 *(d)(3)  Amended and Restated Executive Employment Agreement between the
          Company and Edward M. Kolasinski dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(3) to Schedule 14D-9).

 *(d)(4)  Amended and Restated Executive Employment Agreement between the
          Company and Robert F. Adrion dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(4) to Schedule 14D-9).

 *(d)(5) Executive Employment Agreement between the Company and Ann P. Demaree dated May 23, 2000 (incorporated herein by reference to Exhibit
          (e)(5) to Schedule 14D-9).

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
 *(d)(6)  Amended and Restated Executive Employment Agreement between the
          Company and James P. Fee dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(6) to Schedule 14D-9).

 *(d)(7)  Amended and Restated Executive Employment Agreement between the
          Company and Donald M. Abbey dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(7) to Schedule 14D-9).

 *(d)(8)  Amended and Restated Executive Employment Agreement between the
          Company and James P. Welch dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(8) to Schedule 14D-9).

 *(d)(9)  Amended and Restated Executive Employment Agreement between the
          Company and Richard L. Roa dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(9) to Schedule 14D-9).

 *(d)(10) Amended and Restated Executive Employment Agreement between the
          Company and Chris E. Tew dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(10) to Schedule 14D-9).

 *(d)(11) Amended and Restated Executive Employment Agreement between the
          Company and Allen L. Oyler dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(11) to Schedule 14D-9).

 *(d)(12) Retention Bonus Agreement between the Company and James P. Welch dated May 23, 2000 (incorporated herein by reference to Exhibit
          (e)(12) to Schedule 14D-9).

 *(d)(13) Retention Bonus Agreement between the Company and Robert F. Adrion dated May 23, 2000 (incorporated herein by reference to Exhibit
          (e)(13) to Schedule 14D-9).

 *(d)(14) Retention Bonus Agreement between the Company and Ann P. Demaree dated May 23, 2000 (incorporated herein by reference to Exhibit
          (e)(14) to Schedule 14D-9).

 *(d)(15) Retention Bonus Agreement between the Company and James P. Fee dated
          May 23, 2000 (incorporated herein by reference to Exhibit (e)(15) to
          Schedule 14D-9).

 *(d)(16) Retention Bonus Agreement between the Company and Edward M.
          Kolasinski dated May 23, 2000 (incorporated herein by reference to Exhibit (e)(16) to Schedule 14D-9).

 *(d)(17) Retention Bonus Agreement between the Company and Allen L. Oyler dated May 23, 2000 (incorporated herein by reference to Exhibit
          (e)(17) to Schedule 14D-9).

 *(d)(18) Retention Bonus Agreement between the Company and Richard L. Roa dated May 23, 2000 (incorporated herein by reference to Exhibit
          (e)(18) to Schedule 14D-9).

 *(d)(19) Retention Bonus Agreement between the Company and Chris E. Tew dated
          May 23, 2000 (incorporated herein by reference to Exhibit (e)(19) to
          Schedule 14D-9).

 *(d)(20) Retention Bonus Agreement between the Company and Donald M. Abbey dated May 23, 2000 (incorporated herein by reference to Exhibit
          (e)(20) to Schedule 14D-9).

 *(d)(21) Supplement to Amended and Restated Executive Employment Agreement between the Company and Robert F. Adrion dated May 24, 2000
          (incorporated herein by reference to Exhibit (e)(21) to Schedule 14D-
          9).

 *(d)(22) First Amendment to Rights Agreement, dated as of May 24, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent (incorporated herein by reference to Exhibit (e)(22) to Schedule 14D-9).

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* Previously filed.

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                                   SIGNATURE

   After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2000

                                      Welch Allyn Acquisition Corporation

                                         /s/ M. Jack Rudnick
                                      By: _____________________________________
                                      Name: M. Jack Rudnick
                                      Title: Vice President

                                      Welch Allyn, Inc.

                                         /s/ Peter H. Soderberg
                                      By: _____________________________________
                                      Name: Peter H. Soderberg
                                      Title: President and Chief Executive
                                      Officer

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